UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Carcetti Capital Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Carcetti Capital Corp.
(Name of Person(s) Furnishing Form)

Class B Common Shares
(Title of Class of Subject Securities)

141385104
(CUSIP Number of Class of Securities (if applicable))

Glenn Kumoi
Chief Executive Officer and Chief Financial Officer
Carcetti Capital Corp.
67 East 5th Avenue

Vancouver, British Columbia V5T 1G7
Canada
Telephone: (778) 892-2502
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 9, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Notice of Annual General and Special Meeting of Shareholders and Information Circular
1.2	Form of Voting Instruction Form
1.3	Form of Proxy

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802 under the U.S. Securities Act of 1933, as amended, has been included in Exhibit 1.1 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is being filed concurrently with the Securities and Exchange Commission on October 9, 2025.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARCETTI CAPITAL CORP.

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	Chief Executive Officer and Chief Financial Officer
Date:	October 9, 2025